A special meeting of the Fund’s shareholders was held on October 29, 2015. The matter voted on by the shareholders and the results of the vote at the shareholders meeting were as follows:

Proposal 1:

To approve a new investment advisory agreement for IMIFX-IMIIX

     Shares Voted    % of Shares Voted          % of IMIFX-IMIIX’s Outstanding Shares Voted

For   1,381,007  91.3%     47.0%

Against  14,641   1.0%     0.5%

Abstain  116,343  7.7%    4.0%

Proposal Passed